Exhibit 99.1

Engine Gaming Files Financial Results for its Fiscal 2023 Second Quarter

Per regulatory requirements, these standalone financial results are only for Engine Gaming, and not for the combined company following the April 10, 2023 merger with GameSquare

GameSquare Holdings expects to host a conference call in May to review its pro-forma financial results for the first quarter ended March 31, 2023 and its business outlook for the remainder of 2023

April 18, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ: GAME; TSXV: GAME) announced today that Engine Gaming and Media, Inc. (“Engine”) has filed its standalone financial results for its fiscal second quarter ended February 28, 2023. In addition, the Company today announced a calendar of events, culminating with a conference call in May to review pro-forma financial results of the combined company for the first quarter ended March 31, 2023. Details of the conference call will be announced in a separate press release in the coming weeks.

“We appreciate our shareholders’ patience and understanding as we satisfy the regulatory requirements of filing individual financial results over the coming weeks for Engine Gaming and Media, Inc. and GameSquare Esports, Inc. (“GSQ”). We look forward to updating shareholders on the progress we are making and providing pro-forma financial results of the combined company for the first quarter ended March 31, 2023,” said Justin Kenna, Chief Executive Officer of GameSquare.

Financial reporting activities include:

●	Engine filed its standalone fiscal 2023 second quarter financial results on April 17, 2023
●	GSQ is expected to file its standalone 2022 financial results in a couple of weeks
●	GameSquare Holdings, Inc. the resulting company as a result of the April 10, 2023 transaction between GSQ and Engine, will issue a press release announcing its pro-forma 2023 first quarter financial results in May 2023
●	GameSquare Holdings will host a conference call to review its pro-forma 2023 first quarter financial results and business outlook in May 2023

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com